BY EDGAR

September 5, 2018

Mr. Ethan Horowitz

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4628

100 F Street N.E.

Washington, D.C. 20549

RE:                          Helmerich & Payne, Inc.

Form 10-K for the Fiscal Year Ended September 30, 2017

Filed November 22, 2017

File No. 001-04221

Dear Mr. Horowitz:

Helmerich & Payne, Inc., a Delaware company (the “Company”), hereby responds to the comment (the “Comment”) of the staff (the “Staff”) set forth in the Staff’s letter dated August 24, 2018 (the “Comment Letter”) in relation to the above-referenced Form 10-K. Set forth below in this letter is the Company’s response to the Comment raised in the Comment Letter. For the convenience of the Staff, the Company has restated in this letter the Comment. All references to page numbers correspond to the page numbers in the Company’s above-referenced Form 10-K.

Form 10-K for Fiscal Year Ended September 30, 2017

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31

Critical Accounting Policies and Estimates, page 41

Impairment of Long-lived Assets and Finite-lived Intangibles, page 41

1.                                      Based on the information provided in your responses to prior comments 2 and 3, it appears that the estimates and assumptions made in connection with the impairment recoverability test for your Domestic FlexRig 4 asset group may be material due to the levels of subjectivity and judgment associated with the estimates and assumptions, the susceptibility of such matters to change, and the impact of the estimates and assumptions on your financial condition or operating performance. Accordingly, additional disclosure regarding estimates and assumptions, such as those related to rig utilization levels and rig margins, may be necessary to comply with the requirements of Item 303(a)(3)(ii) of Regulation S-K, which requires a description of a known uncertainty. Additional guidance appears in Section V of Release 33-8350, which states that MD&A should address the material implications of uncertainties associated with the methods, assumptions, and estimates underlying critical accounting measurements.

Examples of additional disclosures include:

•                  The carrying value of the assets subject to impairment testing;

•                  A description of the methods and key assumptions used and how the key assumptions were determined;

•                  A discussion of the degree of uncertainty associated with the key assumptions; and,

•                  A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

We acknowledge the Staff’s comment regarding our impairment recoverability testing of our long-lived assets and finite-lived intangibles and are aware both that Item 303(a)(3)(ii) of Regulation S-K (“Item 303”) requires disclosures related to known uncertainties and that Section V of SEC Release 33-8350 (“Release 33-8350”) requires disclosure of the material implications of uncertainties associated with the methods, assumptions and estimates underlying a company’s critical accounting measurements.

In future filings with the Commission, we will include expanded disclosure related to the significant estimates and assumptions utilized in our impairment recoverability testing as necessary to comply with Item 303 and Release 33-8350.

Please contact the undersigned at (918) 588-5190 should you require further information or have any questions.

Very truly yours,

/s/ Mark W. Smith
Mark W. Smith
Chief Financial Officer
Helmerich & Payne, Inc.

cc:                                Pankaj Sinha

Skadden, Arps, Slate, Meagher & Flom, LLP